Clover Leaf Capital Corp.

c/o Yntegra Capital Investments, LLC

1450 Brickell Avenue, Suite 2520

Miami, FL 33131

VIA EDGAR

June 4, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Abby Adams

Re:	Clover Leaf Capital Corp.
Registration Statement on Form S-1
Filed April 7, 2021
File No. 333-255111

Dear Ms. Adams:

Clover Leaf Capital Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 4, 2021, regarding Registration Statement on Form S-1 submitted to the Commission on April 7, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please revise your Prospectus Summary to discuss the potential conflicts of interest arising from the difference in price per share paid for founder shares and public shares and the fact that founder shares and warrants will become worthless if you do not enter into a business combination. Please also disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired an approximately 19.8% stake at a purchase price of $0.007 per share and the offering is for $10.00 per unit, the sponsor could make a substantial profit after the initial business combination even if public investors experience substantial losses.

The Company respectfully advises the Staff that it has revised the Prospectus Summary and the Risk Factors disclosure on pages 9, 14, 15 and 56 of the Registration Statement in response to the Staff’s comment.

2.	In the first paragraph, you state you wish to pursue a transaction with businesses "in the cannabis industry that are compliant with applicable laws and regulations within the jurisdictions in which they are located or operate, and, in particular, [you] will not invest in, or consummate a business combination with, a target business that [you] determine has been operating, or whose business plan is to operate, in violation of U.S. federal laws, including the U.S. Controlled Substances Act." As cannabis is a Schedule I Controlled Substance under the U.S. Controlled Substances Act, revise to specify the types of strategic partnerships you could seek that you believe will satisfy this requirement. To the extent you discuss hemp and hemp-derived cannabinoid products excluded from Schedule I of the CSA by the 2018 Farm Bill, be certain to address the applicable limitations and requirements related to these products.

The Company respectfully advises the Staff that it has revised the Prospectus Summary and the disclosures on pages 2, 3, 101, and 102 of the Registration Statement in response to the Staff’s comment.

The Cannabis Industry, page 2

3.	We note your disclosure stating that the "new regulatory landscape of cannabis has created a new legalized industry for both the medical and recreational use of cannabinoid products." You also reference a “lack of federal regulation” and a “public vs. private valuation disparity” in the cannabis industry. We note also your disclosure under the heading "Attractive Fundamentals" citing market forecasts for "legal cannabis sales." Please revise this disclosure and similar statements throughout your prospectus to remove any implication that cannabis is unregulated at the federal level and to make it clear that cannabis is classified as a Schedule I drug under the CSA and that there are criminal penalties under the CSA.

Additionally, to the extent you will consider entering into a business combination to market or develop products regulated by the U.S. Food and Drug Administration, revise to discuss the effects of FDA regulation on such business, including any requirement for FDA approval to market products, regulation of manufacturing and labeling, post-market approval and record keeping and the regulation of the advertising and promotion of such products. Also include the sanctions for non-compliance with FDA regulation.

In response to the Staff’s comment, the Company has revised the disclosures and added a section entitled “Regulatory Framework in the United States” on pages 2 - 10 and 101 - 107 of the Registration Statement to summarize various FDA regulations pertinent to the cannabis industry.

The Offering

Manner of conducting redemptions, page 24

4.	Please revise the beginning of section to make it clear that, to the extent the business combination is subject to a shareholder vote, shareholders are required to vote on the business combination transaction in order to exercise redemption rights.

In response to the Staff’s comment, the Company has revised the disclosures on page 29 and throughout the Registration Statement to clarify that, to the extent the business combination is subject to a shareholder vote, shareholders need not vote on the business combination transaction in order to exercise their redemption rights.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jessica S. Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Felipe MacLean
Felipe MacLean, President and Chief Executive Officer

cc:   Jessica S. Yuan, Esq.

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